Exhibit 99.4

Extraordinary General Meeting of Baidu, Inc. Extraordinary General Meeting of Baidu, Inc. Date: December 7, 2021 to be held on December 7, 2021 See Voting Instruction On Reverse Side. Directors For Holders as of November 5, 2021 Please make your marks like this: x Use pen only Recommend For Against Abstain Resolution. 1. As a special resolution: Resolution No. 1 set out in the Meeting Notice of the Extraordinary MAIL General Meeting (to approve the adoption of the Company’s dual foreign provided name). Mark, sign and date your Voting Instruction Form. Detach your Voting Instruction Form. 2. As a special resolution: Return your Voting Instruction Form in the Resolution No. 2 set out in the Meeting Notice of the Annual Extraordinary envelope postage-paid envelope provided. General Meeting (to approve the adoption of the Amended M&AA).the 3. Resolution No. 3 set out in the Meeting Notice of the Extraordinary in General Meeting (to approve the filings of adoption of the Company’s dual foreign name and the Amended M&AA). portion All votes must be received by 12:00 p.m. (Eastern Daylight Time) November 29, 2021. this just return PROXY TABULATOR FOR and BAIDU, INC. P.O. BOX 8016 perforation CARY, NC 27512-9903 the at carefully separate Please EVENT # CLIENT # Authorized Signatures - This section must be completed for your instructions to be executed.Please Sign Here Please Date Above Please Sign Here Please Date Above Copyright © 2021 Mediant Communications Inc. All Rights Reserved

BAIDU, INC. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. (Eastern Daylight Time) on November 29, 2021) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Baidu, Inc. registered in the name of the undersigned on the books of the Depositary as of the close of business November 5, 2021 at the Extraordinary General Meeting of the Shareholders of Baidu, Inc. to be held on December 7, 2021 at 9:00 a.m. (Beijing time) at the offices of Baidu, Inc. at No. 10 Shangdi 10th Street, Haidian District, Beijing, The People’s Republic of China. NOTE: 1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. (Continued and to be marked, dated and signed, on the other side) FOR - 9903 801627512 TABULATOR INC. NC Box PROXY BAIDU, O. P. CARY,